421 W. 3rd Street, Suite 1000
Fort Worth, TX 76102

September 13, 2024

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	HighPeak Energy, Inc.

Form 10-K for the Fiscal Year ended December 31, 2023
Filed March 6, 2024
File No. 001-39464

Ladies and Gentlemen:

Set forth below are the responses of HighPeak Energy, Inc. (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated August 29, 2024, with respect to Form 10-K for the Fiscal Year Ended December 31, 2023, filed with the Commission on March 6, 2024 (the “2023 annual report”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to the 2023 annual report. Capitalized terms used but not defined herein shall have the meanings set forth in the 2023 annual report.

Form 10-K for the Fiscal Year ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations Financial Operating Performance, page 67

1.

We note that you provide disclosures of various matters that impacted your 2023 results of operations although reference your prior annual report “…for a discussion of the Company’s 2022 results of operations compared with the Company’s 2021 results of operations.” We see that you have limited disclosures of various matters that impacted your 2022 results of operations to that prior annual report.

Please explain to us how your disclosure approach aligns in your view with the requirements in Item 303 of Regulation S-K that are specific to the periods covered by the financial statements. For example, the objective set forth in paragraph (a) indicates you should provide information that is relevant to an assessment of the financial condition and results of operations…including an evaluation of the amounts and certainty of cash flows from operations and from outside sources,” while also stipulating that it be “of the financial statements and other statistical data” that will enhance or facilitate an understanding of the “financial condition, cash flows and other changes in financial condition and results of operations.” Please also consider the guidance in paragraph (a), stating that you must focus on material events and uncertainties that are reasonably likely to cause reported financial information not to be necessarily indicative of future operating results, which “…includes descriptions and amounts of matters that have had a material impact on reported operations;” paragraph (b), stating that where financial statements reflect material changes in one or more line items, including changes that offset one another, “…describe the underlying reasons for these material changes in quantitative and qualitative terms;” paragraph (b)(2)(i), stating that you should describe “…any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, indicate the extent to which income was so affected;” and paragraph (b)(2)(iii), stating that when there are material changes in revenue, “…describe the extent to which such changes are attributable to changes in prices or to changes in the volume or amount of goods or services being sold or to the introduction of new products or services.”

Securities and Exchange Commission

September 13, 2024

Tell us how the disclosures in your prior annual report concerning matters that impacted your 2022 results of operations were considered relative to the requirements cited above, in formulating the discussion and analysis provided in your 2023 annual report (e.g. details of acquisitions and acquisition costs, notes offerings and proceeds therefrom, changes in revenues attributable to changes in volumes and prices, and the reasons for changes in various line items impacting the 2022 results of operations).

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises that it believes its disclosures in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of its Annual Report on Form 10-K for the year ended December 31, 2023 and filed with the Commission on March 6, 2024, (the “2023 annual report”) captures the material events and transactions needed to comply with the requirements of Item 303 of Regulation S-K. Specifically, the Company advises that its acquisitions completed in 2022 and included in the MD&A section of the 2023 annual report did not rise to the level of materiality such that these acquisitions would be considered “reasonably likely to cause reported financial information not to be necessarily indicative of future operating results,” under Item 303(a) of Regulation S-K. The Company respectfully notes that although certain of the acquisitions completed in 2022 were significant for purposes of Regulation S-X, the acquisitions consisted primarily of undeveloped acreage that would allow us to extend and optimize our drilling program versus a significant amount of producing properties, and as a result, as detailed further in response 3, had a relatively minimal impact on our results of operations in 2022 (i.e. approximately 15% of the increase) and a very immaterial impact in 2023 (i.e. approximately 1% of the increase).

The Company further advises that it believes the MD&A section of its 2023 annual report contains ample discussion and analysis of “the underlying reasons for…material changes in quantitative and qualitative terms” of various line items of its financial statements. As examples, the 2023 annual report contains a discussion of (i) the increase in production taxes from 2022 to 2023, due to “increasing commodity prices” and “a significant number of wells that came into production during 2022,” (ii) the increase in depletion, depreciation & amortization expense due to “inflationary pressures and lower well performances as we tested new areas and new geologic horizons” during 2023, and (iii) the increase in interest expense attributed to higher interest rates in 2023 compared to 2022 due to the issuance of $250.0 million of the Company’s 10.625% Senior Notes in late 2022 and the refinancing of all of the Company’s then-existing debt into a $1.2 billion term loan in September 2023. See pages 72–73 of the 2023 annual report.

Securities and Exchange Commission

September 13, 2024

The Company believes it completes a thorough analysis of Item 303 of Regulation S-K prior to each of its filings to ensure that all material events and transactions are discussed and analyzed appropriately and that the MD&A sections of all of its future annual and quarterly reports contain detailed disclosure highlighting key changes in the line items specified. In future filings, the Company will commit to include even further detail regarding the drivers of period-over-period changes to its results of operations disclosure.

2.

As you have not provided disclosures of matters that impacted your 2021 results of operations, it appears that you may be relying on the accommodation outlined in Instruction 1 to paragraph (b) of Item 303 of Regulation S-K, which allows the discussion about the earliest of the three years to be omitted if it appears in a prior filing and reference to the location within that prior filing is made.

Given that you have limited disclosures of various matters that impacted your 2021 results of operations to the 2021 annual report, tell us why you would not reference the location within your 2021 annual report pursuant to this guidance. Please also explain how you view this accommodation relative to your approach on the discussion for 2022.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and confirms that it intended to rely on the accommodation outlined in Instruction 1 to paragraph (b) of Item 303 of Regulation S-K in its 2023 annual report. The Company respectfully submits that it does reference the Annual Report on Form 10-K for the year ended December 31, 2022, filed with the Commission on March 6, 2023 (the “2022 annual report”) in the 2023 annual report, and that the 2022 annual report both includes disclosures regarding our 2021 results of operations in our period-over-period discussion and also includes a reference to the 2021 annual report in reliance on Instruction 1. The Company advises that it inadvertently excluded an explicit reference to the Annual Report on Form 10-K for the year ended December 31, 2021, filed with the Commission on March 7, 2022 (the “2021 annual report”) in its 2023 annual report. In future filings, the Company will explicitly reference any prior annual report(s) on Form 10-K, whose financial information is covered by the financial statements included therein.

3.

We note your discussion and analysis of the change in net income for 2023 includes one point indicating that crude oil, NGL and natural gas revenues increased in 2023 “due to an 86% increase in daily sales volumes” resulting from your horizontal drilling program, offset by “…a 21% decrease in average realized commodity prices per Boe, excluding the effects of derivatives.” We see that you have omitted the corresponding information for 2022, although in the prior annual report, you state that the increase in revenue for 2022 was “due to a 163% increase in daily sales volumes,” associated with the horizontal drilling program, and “to a lesser extent, bolt-on acquisitions, plus a 30% increase in average realized commodity prices per Boe, excluding the effects of derivatives.”

In a letter dated August 19, 2022, we referenced various disclosures regarding acquisitions and asked that you expand your disclosures in your periodic reports “…to clarify the extent to which increases in production volumes are attributable to acquisitions within the period, including properties that were producing or subsequently became producing, as opposed to the results of drilling programs applied to interests owned at the beginning of periods, to comply with Item 303(b)(2) of Regulation S-K.” In your response letter dated September 1, 2022, you stated that acquisitions in 2022 “will likely be material” to the discussion for the 2022 third quarter and fiscal year, and accordingly you “…expect that discussion and quantification of the impact of such acquisitions will be included” in your discussion for such periods.

Securities and Exchange Commission

September 13, 2024

However, you did not provide the information in either report as you had indicated and instead included disclosure on page 63 of your prior annual report stating that this manner of disclosure was “impracticable” because the acquisitions were incremental to non-operated interests that you had already held in the properties because “drilling and completion operations were ongoing” at the time of closing. Tell us how this disclosure reconciles with having expressed a view on the materiality of the information in your prior response based on specific quantifications of the effects that you prepared and presented, and disclosure in your 2021 third quarter report, which you had referenced as an example of having quantified the incremental production that you expected would be attributable to recently acquired properties for the remainder of that fiscal year.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises that, per internal analyses conducted subsequent to its response letter dated September 1, 2022, it determined that the impact of the acquisitions that took place in 2022 were not as large of a driving force behind the increases in production volumes during such period as they were originally anticipated to be at the time of the response letter. Specifically, when preparing its 2022 annual report, it became evident that the overall increase in revenues of 243% in 2022 compared to 2021 consisted of a 163% increase in daily production volumes and a 30% increase in commodity prices. Of the 163% increase in daily production volumes, it would have been impracticable to calculate an exact number of the 2022 production increase attributable to acquisitions versus our successful drilling program for reasons discussed below. However, in preparation for a response to the Staff’s question above, the Company calculated what we consider a reasonable estimate at a high level of the amount of the aforementioned 163% production increase attributable to the Company’s development efforts versus purely from properties acquired. The Company estimates that roughly 85% of the increased production volumes in 2022 compared to 2021 was the result of the Company’s successful development program and only approximately 15% of the increased production volumes was from the effects of the acquisitions completed in 2022. As a result, the Company included disclosure in its 2022 annual report attributing the increase in revenues to “the Company’s successful horizontal drilling program and to a lesser extent, bolt-on acquisitions.” At the time we did not believe that the 15% was significant enough to quantify and further, we anticipated the affect on 2023 to be even less significant and did not want readers of our MD&A to be misled to believe that these properties acquired were going to continue to have such an impact, even though it was not considered significant to the Company and thus the Company continues to believe that this disclosure is accurate and informative to its investors.

As noted above, the Company continues to believe that quantifying the exact amount attributable to the 2022 acquisitions would be impracticable, for a variety of reasons, including: (i) the fact that the Company previously owned varying incremental interests in most of the wells acquired in 2022, (ii) after completion of such acquisitions, the Company’s development efforts at such wells increased substantially (i.e. production enhancement or return to production efforts on various properties acquired that had been neglected by the previous operator), and (iii) several wells acquired in such acquisitions were in various stages of drilling and completion at the closing of such acquisitions, with the Company completing such activities prior to year-end. The Company believes that these factors make it increasingly difficult to disaggregate the impact of the acquisitions, themselves, on production and operating statistics (and the resulting impact on financial metrics, including revenues), as opposed to development activities undertaken by the Company in the third and fourth quarters of 2022. In fact, the 15% discussed includes the production enhancement benefits described in Item (ii) above. The exact amount of the production increase due to the 2022 acquisitions, excluding the benefits of the production enhancements, would be less than the 15% estimated production increase and would be impracticable to calculate.

However, in light of the Staff’s comment and preference for quantification, in the event that the Company has similar situations with future acquisitions, the Company will include the estimated impact of the production increases attributable to those acquisitions with the caveat that certain factors make it difficult to calculate a precise estimate, or with detailing any assumptions made to arrive at a precise estimate. We will make such disclosures in the future regardless of the difficulty of preparing the estimates, unless the acquisitions are truly de minimis.

Securities and Exchange Commission

September 13, 2024

4.

Please provide us with revenue variance analyses for each of the last three fiscal years, showing the extent to which revenues changed due to changes in volumes and separately to changes in prices, also quantifying revenues reported for each period that were associated with interests in properties that were acquired during the period, regardless of any previously held interest or the status of drilling and completion activities.

Given that revenues for both 2023 and 2022 were significantly greater than revenues reported for the preceding fiscal year, you are required to disclose the extent to which the change in revenues for each period is attributable to changes in volumes, and separately to changes in prices; your disclosure indicating the percentages by which volumes and prices had changed is not sufficiently responsive in this regard.

Please submit the revisions you propose to address this requirement and unless you are able to show that the effects of acquisitions were not material in 2022, revenues attributable to recently acquired properties should also be provided.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and in response have prepared the table below providing the information requested for the last three years along with the applicable calculations. We advise the Staff that if such disclosure had been included in our 2023 annual report it would have been substantially similar to the following table and narrative below.

Securities and Exchange Commission

September 13, 2024

	Years Ended December 31,
	2023	2022	2021
Total crude oil, NGL and natural gas revenue	$1,111,293	$755,686	$220,124
Average daily sales volumes (Boe)	45,577	24,485	9,304
Realized price per Boe	$66.80	$84.56	$64.82

Revenue change from prior year due to prices	$(158,722)	$67,036
Revenue change from prior year due to volumes	514,265	468,552
Difference due to rounding	64	(26)
Total change from prior year revenues	$355,607	$535,562

As detailed above, the increase in total crude oil, NGL and natural gas revenue for the year ended December 31, 2023 compared to the same period in 2022 is as a result of an 86% increase in sales volumes partially offset by a 21% decrease in realized prices, and the corresponding increase for the year ended December 31, 2022 compared to the same period in 2021 is a result of a 163% increase in sales volumes coupled with a 30% increase in realized prices, each as previously disclosed in our annual reports.

With respect to the Staff’s third paragraph of the Staff’s comment, the Company acknowledges the Staff’s comment and advises the Staff that the Company believes that any impact of the 2022 acquisitions on the table above (as discussed in the Company’s response to the Staff’s comment 3 above) is immaterial and not a meaningful addition for investors to understand our business and the results thereof.

The Company commits to also include the disclosure regarding revenue changes due to prices and volumes in the format above in its future annual and quarterly reports, and, if material, revenues attributable to any recently acquired properties.

5.

We note that the earnings release and investor presentation that you filed on March 6, 2024 and March 7, 2024, covering the 2023 fourth quarter and fiscal year, include the non-GAAP measures “cash operating margin” and “cash margin” also on a per boe basis, excluding DD&A. We see that you report similar measures in earnings releases and investor presentations covering the subsequent interim periods.

Given the composition of your margin metrics, based on revenues, less various costs associated with production, these non-GAAP measures should be reconciled to gross margin as the most directly comparable GAAP measure (i.e., net of DD&A and any other costs that are attributable to costs of revenues in accordance with GAAP), to comply with § 244.100(a)(2) of Regulation G, and be presented in a manner that is consistent with the guidance on prominence in the answers to Question 102.10 of our Non-GAAP Compliance and Disclosure Interpretations, which you may view at the following website address: https://www.sec.gov/corpfin/non-gaap-financial-measures.htm

Securities and Exchange Commission

September 13, 2024

Page7

Please adhere to this guidance when preparing all future earnings releases and investor presentations that include these non-GAAP measures.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that in each of the filings, including earnings releases and investor presentations mentioned above (collectively, the “documents”), the Company included a detailed reconciliation between the (i) GAAP financial measure of Net Income to the non-GAAP financial measures of EBITDAX, (ii) GAAP financial measure of Net Cash Provided by Operating Activities to the non-GAAP financial measures of Discretionary Cash Flow, and (iii) GAAP financial measure of Net Cash Provided by Operating Activities to the non-GAAP financial measure of Free Cash Flow, but inadvertently omitted from the filings direct reconciliations between the respective most directly comparable GAAP financial measure of Income from Operations (“Gross Margin”) to the non-GAAP cash operating margin and cash margin (which measures were disclosed solely within the reconciliation tables of such documents). In response to the Staff’s comments, the Company will provide direct reconciliations in future disclosures for all non-GAAP financial measures disclosed in such documents that include these non-GAAP financial measures as required by Section 244.100(a)(s) of Regulation G, regardless of whether they are featured presentations or less prominently or incidentally disclosed therein.

*         *         *         *         *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah K. Morgan at (713) 758-2977, of Vinson & Elkins L.L.P.

HIGHPEAK ENERGY, INC.

By:	/s/ Steven Tholen
Name:	Steven Tholen
Title:	Chief Financial Officer

Enclosures

cc:	Jack Hightower, HighPeak Energy, Inc.

Sarah K. Morgan, Vinson & Elkins L.L.P.